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John G. Crowley

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4550 tel 212 701 5550 fax john.crowley@davispolk.com

December 22, 2017

Re:	Advanced Accelerator Applications S.A. Schedule 14D-9 Filed December 7, 2017 File No. 005-89192

CONFIDENTIAL

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Posil,

On behalf of our client, Advanced Accelerator Applications S.A. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule 14D-9 (the “Schedule 14D-9”) contained in the Staff’s letter dated December 15, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Schedule 14D-9 and is filing an amendment to the Schedule 14D-9 (the “Schedule 14D-9/A”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 3

1.     Please revise to include tabular disclosure detailing the total consideration to be received by each of your officers and directors by source (e.g. , shares owned, incentive awards, change in control payments, and exercise or acceleration of options, warrants and similar securities).

Response:             In response to the Staff’s comment, the Company has revised the disclosures under the caption “Item 3 — Past Contracts, Transactions, Negotiations and Agreements” on page 3 of the Schedule 14D-9.

Forward-Looking Statements, page 35

2.     We note the reference to the Private Securities Litigation Reform Act of 1995.  Please note that the safe harbor provisions for the forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please revise accordingly.

Response:             In response to the Staff’s comment, the Company has revised the disclosures under caption “Item 8. Additional Information — (f) Forward-Looking Statements” on page 35 of the Schedule 14D-9.

Please do not hesitate to contact me at (212) 450-4550, (212) 701-5550 (fax) or john.crowley@davispolk.com, William H. Aaronson at (212) 450-4397, (212) 701-5397 (fax) or william.aaronson@davispolk.com, Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com or Elyka Anvari at (212) 450-3216, (212) 701-6216 (fax) or elyka.anvari@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John G. Crowley

John G. Crowley

cc:

Via E-mail

Stefano Buono, Chief Executive Officer - Advanced Accelerator Applications S.A.

Heinz Mäusli, Chief Financial Officer - Advanced Accelerator Applications S.A.

Edward Sturchio, Global General Counsel - Advanced Accelerator Applications S.A.